This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

Securities code: 2579
March 5, 2018

NOTICE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

Dear Shareholder,

You are cordially invited to attend the Ordinary General Meeting of Shareholders for the fiscal year ended December 31, 2017 of Coca-Cola Bottlers Japan Holdings Inc. (the “Company”), which will be held as described hereunder.
If you are unable to attend the meeting, you may exercise your voting rights either by writing or via the Internet. Please review the attached Reference Materials for General Meeting of Shareholders and exercise your voting rights by 5:45 p.m., March 26 (Monday), 2018.

Sincerely yours,
Tamio Yoshimatsu Representative Director & President

Head Office: 7-9-66 Hakozaki, Higashi-ku, Fukuoka, Japan Headquarters: 9-7-1 Akasaka, Minato-ku, Tokyo

MEETING AGENDA

1. Date and Time:	10:00 a.m., March 27 (Tuesday), 2018 (Reception starts at 9:00 a.m.)
2. Venue:	Ho-Oh-No-Ma (2F), Tokyo Prince Hotel 3-3-1 Shibakoen, Minato-ku, Tokyo, Japan
3. Agenda:
Items to be reported:
1.      Business report and consolidated financial statements for the fiscal year ended December 31, 2017 (January 1 to December 31, 2017); and audit reports of consolidated financial statements by Accounting Auditors and the Audit and Supervisory Committee

2. Non-consolidated financial statements for the fiscal year ended December 31, 2017 (January 1 to December 31, 2017)

Items to be proposed:
Proposal No. 1	Appropriation of surplus
Proposal No. 2	Election of five (5) Directors (excluding Directors Serving on the Audit and Supervisory Committee)
Proposal No. 3	Election of one (1) Director Serving on the Audit and Supervisory Committee
Proposal No. 4	Election of Accounting Auditor
Proposal No. 5	Determination of remuneration related to performance-linked stock compensation for directors with executive authority over operations

4. Matters Related to the Exercise of Voting Rights
(1)	Exercise of voting rights by writing
Please indicate whether you approve or disapprove of each proposal on the proxy voting form enclosed herewith and return it to us by 5:45 p.m., March 26 (Monday), 2018.
(2)	Exercise of voting rights via the Internet
If you prefer to exercise your voting rights via the Internet, please review the “Procedures for the Exercise of Voting Rights via the Internet” on page 3 and exercise your voting rights by 5:45 p.m., March 26 (Monday), 2018.
(3)	Handling of duplicated voting
(i)	If you exercise your voting rights twice, both by writing and via the Internet, the voting via the Internet shall prevail.
(ii)	In case of multiple voting via the Internet or both by personal computer and mobile phone, the last voting shall prevail.

Notes:
1.	Attendees are requested to submit the proxy voting form enclosed herewith to the reception desk when attending this General Meeting of Shareholders.
2.
If we need to make any revision to the business report, consolidated financial statements, non-consolidated financial statements or Reference Materials for General Meeting of Shareholders, we will notify you through the Company’s website (https://www.ccbj-holdings.com/).

Procedures for the Exercise of Voting Rights via the Internet

If you prefer to exercise your voting rights via the Internet, please accept the following conditions before exercising your rights.

1.
Shareholders exercising their voting rights via the Internet can only do so via the website designated by the Company (shown below). They can also exercise their voting rights online by mobile phone.
(Website URL for the exercise of voting rights)  https://www.web54.net

2.
If you are exercising your voting rights via the Internet, please enter the code and the password for the exercise of voting rights indicated on the proxy voting form enclosed herewith and follow the instructions on the screen to register whether you approve or disapprove of each proposal.

3.
Connection fees payable to the providers and communication expenses payable to telecommunication carriers (including telephone charges) when accessing the website for the exercise of voting rights will be borne by the shareholders.

End

System Environment for the Exercise of Voting Rights via the Internet

The following system environment is required for the use of the website to exercise voting rights.
1)	Access to the Internet
2)	If you are to exercise voting rights using your personal computer, an Internet browsing software must be installed.
3)
If you are to exercise voting rights via mobile phone, the device must be capable of 128bit SSL telecommunications (encrypted communication). (For security reasons, the Company’s designated website is only configured to support 128bit SSL telecommunications (encrypted communication). Consequently, certain devices cannot be used. You may also exercise voting rights using the full-browser function of your mobile phone (including smartphones), although it may not be possible to access the website depending on the model of your mobile phone).

Inquiries about the Exercise of Voting Rights via the Internet

If you have any questions about the exercise of voting rights via the Internet, please call the following numbers.
Administrator of Shareholders’ Register:
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Business Planning Department
Direct Line:	(Toll free) 0120-652-031 (accessible from 9:00 a.m. to 9:00 p.m.; within Japan only)

(Inquiries on matters other than the exercise of voting rights): (Toll free) 0120-782-031
(accessible from 9:00 a.m. to 5:00 p.m. excluding Saturdays, Sundays and Japanese national holidays; within Japan only)

Electronic Voting Platform for Institutional Investors

Management and trust banks or other nominee shareholders (including standing proxies) have the choice of an alternative method for exercising voting rights for the Company’s General Meeting of Shareholders. This is the Electronic Voting Platform for Institutional Investors that is operated by Investor Communications Japan, Inc. (ICJ, Inc.), a joint venture instituted by Tokyo Stock Exchange, Inc., etc. In order to use this method, however, application to ICJ, Inc. to use this Electronic Voting Platform must be made in advance.

(Attachment)

Business Report
(From January 1 to December 31, 2017)

1.	Current Status of the Coca-Cola Bottlers Japan Group
(1)	Business Progress and Results
The Japanese economy continued to show a modest recovery with continued improvement of the job market and income situation as well as positive indicators of consumer sentiment and consumer spending during the fiscal year ended December 31, 2017.
In the soft drink industry, the market remained almost flat year on year in terms of sales volume, reflecting poor weather during the summer peak season in eastern Japan, and continued wet and colder weather across much of the country later in the year. Continued roll-outs of FOSHU (Food for Specific Health Usage), functional-claim and other value-added products by various industry players have helped to offset this negative impact of weather on industry volume performance.
The health food industry continues to grow with an intensified competitive environment, supported by launches of functional-claim food products and a stream of market entrants from other industries driven by demand from health-conscious consumers. In the cosmetics industry, consumer needs continue to diversify and the demand from inbound tourism has also contributed to industry growth.
In this operating environment, in order to pursue new business opportunities and realize sustainable growth, Coca-Cola Bottlers Japan Inc. (currently, Coca-Cola Bottlers Japan Holdings Inc., the Company) was formed through the business integration of Coca-Cola West (CCW) and Coca-Cola East Japan Co., Ltd. (CCEJ) effective April 1, 2017 through a combination of a share exchange and an absorption-type company split.
The Company announced its medium-term business plan, the “Growth Roadmap for 2020 & Beyond” for the period up to 2020, which sets forth the Company’s strategic initiatives, namely profitable revenue growth, integration synergies, establishment of a new operating model and a holistic financial framework to create shareholder value while investing in people capability development and shared value with local communities. The Company will focus on these initiatives to achieve sustainable growth, leverage the synergy effects of the business integration, and continue to lead the domestic soft drink industry.

Following the initiatives of the medium-term business plan, in 2017 the Company has focused on strengthening profitability and establishing a solid foundation for growth in 2018 and beyond while integrating with speed. Following are highlights of the deliverables this fiscal year.
•
Net profit attributable to shareholders of parent increased 381.3% year on year driven by the business integration, and pro forma net income (real income, calculated under the assumption that the integration was in January 2017 and by estimating the 2016 income on the same basis) grew 61.8% year on year

•	Generated first year integration synergies and cost savings in line with relevant plan
•	Functionally managed since Day One (First date of the business integration)
•	Started company-wide implementation and deployment of ERP system (Enterprise Resource Planning), CokeOne+
•	Strategic vending project in place and actively working to transform the vending channel from end-to-end
•	Integrated Business Systems function was newly established to strengthen the key IT function
•	Key Account Management function was newly established to integrate sales activities for nation-wide customers
•	Regional sales organizations in place as of January 1, 2018 to tailor sales and marketing activities to each region based on our community-based and customer focused operating principles
•
Re-organized, optimized and simplified the Company group’s legal entity structure ahead of plan, including integration of Coca-Cola business operating companies, etc. The number of legal entities decreased from 25 on Day One to 16 on January 1, 2018

The summary of business results for this fiscal year is as follows.

<Net Sales>
Full-year consolidated net revenues of Coca-Cola business increased by 414,491 million yen to 842,885 million yen (up 96.8% year on year), primarily due to the business integration of CCW and CCEJ effective as of April 1, 2017. Consolidated net revenues of the healthcare & skincare business fell by 2,324 million yen to 29,737 million yen (down 7.2%) year on year mainly due to the delay of launching new products. As a result, the total consolidated net revenues increased by 412,167 million yen to 872,623 million yen (up 89.5% year on year).

<Operating Income and Recurring income>
Full-year consolidated operating income of Coca-Cola business increased by 19,053 million yen to 37,422 million yen (up 103.7% year on year), due to an increase in net revenues led by the business integration described above, a decrease of expenses brought by synergy and cost-savings initiatives across both CCW and CCEJ and the change in depreciation method for fixed assets. Consolidated operating income in the healthcare & skincare business increased by 382 million yen to 3,156 million yen (up 13.8%) year on year, due to a diligent focus on cost reductions, which offset the negative impact of lower sales. As a result, the total consolidated operating income for the full year increased by 19,435 million yen to 40,579 million yen (up 91.9%) year on year. Furthermore, consolidated recurring income increased by 19,257 million yen to 39,859 million yen (up 93.5%) year on year.
<Net Profit Attributable to Shareholders of Parent>
Net profit attributable to owners of parent for the full year increased by 19,999 million yen to 25,244 million yen (up 381.3%) year on year, mainly due to an increase in recurring income as we cycled certain extraordinary expenses in the prior year.

<Reference>
As a reference, the Company also provides pro-forma results, assuming the business integration of CCW and CCEJ from January 2017 and estimating 2016 results using the same standard. Full-year pro-forma net revenue decreased by 21,140 million yen to 991,563 million yen (down 2.1% year on year), mainly impacted by a year-on-year decrease of sales volume partly driven by poor weather and continued softness in the vending channel. Our proactive focus on driving value through smaller package sizes had a positive impact on volume growth. Full-year pro-forma operating income increased by 1,704 million yen to 42,104 million yen (up 4.2%) year on year driven by cost reductions in manufacturing as well as generating integration synergies in the soft drink business, etc. Full-year pro-forma net profit attributable to shareholders of parent was 25,836 million yen, up 9,869 million yen (up 61.8%) year on year.

(2)	Status of Capital Investment
Total capital investment undertaken during this consolidated fiscal year amounted to 42.5 billion yen, which was mainly undertaken for the following elements, all of which were related to the soft drink business:
a. Acquisition of vending machines, coolers and other sales equipment
b. Construction for bottled can lines at the Tama Plant

The capital expenditure undertaken for each segment during this fiscal year was 42.1 billion yen for soft drink business and 0.4 billion yen for the healthcare & skincare business.

(3)	Financing
There are no material facts to report.

(4)	Business Transfer, Absorption-Type Company Split, or Incorporation-Type Company Split
With the aim to transform itself to a holding company structure, the Company carried out an absorption-type company split as of April 1, 2017, by which the Company transferred all of its rights and obligations arising from all of its businesses other than the Company’s Group management business and asset management business to a successor company, which engages in the preparation of the establishment of new CCW and is a wholly owned subsidiary of the Company.
On the same day, the corporate name of above-mentioned succeeding company was changed to Coca-Cola West Co, Ltd.

(5)	Acquisition of Shares, Other Equities, or Subscription Rights to Shares of Other Companies
With the aim of business integration with Coca-Cola East Japan Co., Ltd., the Company carried out a share exchange as of April 1, 2017, by which the Company has become the wholly-owning parent company of Coca-Cola East Japan while Coca-Cola East Japan has become a wholly-owned subsidiary of the Company.

(6)	Trend of Assets and Earnings

Item		FY2014	FY2015	FY2016	FY2017
Net sales	(MM yen)	424,406	440,476	460,455	872,623
Operating income	(MM yen)	11,008	14,262	21,143	40,579
Recurring income	(MM yen)	10,609	13,723	20,602	39,859
Net income attributable to owners of parent	(MM yen)	4,482	9,970	5,245	25,244
Net income per share	(yen)	41.07	91.35	48.05	144.26
Total assets	(MM yen)	337,260	378,105	377,468	883,918
Net assets	(MM yen)	254,150	260,878	261,173	627,485
Net assets per share	(yen)	2,325.19	2,386.81	2,389.28	3,070.01

Notes:
1.
Net income per share is calculated based on the average number of shares issued during the year while net assets per share are calculated based on the total number of shares issued as of the end of the fiscal year (excluding treasury shares).

2.	The figures for FY2017 are inclusive of the fluctuations caused by the share exchange with Coca-Cola East Japan Co., Ltd., which was carried out as of April 1, 2017.

(7)	Issues to be addressed
Although the future outlook of the beverage industry is somewhat positive with consumer spending showing signs of recovery, we expect the market competition to continue intensifying due to aging population and further diversification of customer and consumer needs.
We will mainly focus on three strategic pillars: “Growth”, “Synergies and Efficiency” and “Operating Structure” to further expand our Coca-Cola business and our healthcare and skincare businesses.
We will focus on driving the revenue growth of our Coca-Cola business with improved profitability by strengthening our “community-based”, “customer-centric” sales activities through segmentation of our business territory into six regions and market execution carried out exhaustively in each region according to marketing plans tailored to meet the area-specific needs. In addition, we will build a vending business model that enhances our competitive advantage in this line of business by prioritizing on developments that lead to increased productivity and operational efficiency, while continuing to transform the current business model from a mid- to long-term perspective. We will also invest in projects and initiatives that will ensure our sustainable growth by generating synergy through business integration and using it as the source of our capital expenditure.
The demand for healthcare and skincare products is on the rise, adding momentum to the expansion of the market size. However, competition is expected to get tougher as more players from other industries make forays into these markets.
Amid such circumstances, we plan to bolster our business by developing new hit products that respond effectively to the growing demand resulting from the extension of healthy life expectancy and other consumer needs. We will also revisit our marketing and communication strategies to make our products more visible to a wider consumer base.

(8)	Status of Significant Subsidiaries (as of December 31, 2017)

Names	Paid-in Capital	Percentage of Voting Rights	Main Businesses
	Unit: MM yen	Unit: %
Coca-Cola East Japan Co., Ltd.	100	100.0	Manufacture and sales of beverage and food products
Coca-Cola West Co., Ltd.	100	100.0	Manufacture and sales of beverage and food products
Shikoku Coca-Cola Bottling Co., Ltd.	100	100.0	Manufacture and sales of beverage and food products
Coca-Cola West Vending Co., Ltd.	80	100.0	Operation of vending machines
FV East Japan Co., Ltd.	100	100.0	Sales of beverage products
Nishinihon Beverage Co., Ltd.	100	100.0	Sales of beverage products
Coca-Cola West Sales Support Co., Ltd.	80	100.0	Provision of indoor service for business locations
Coca-Cola West Products Co., Ltd.	100	100.0	Manufacture of beverage products
Coca-Cola West Sales Equipment Service Co., Ltd.	22	100.0	Vending machine related business
Q’sai Co., Ltd.	349	100.0	Manufacture and sales of health food, and cosmetics and their related products

Notes:
1.	The percentage of voting rights includes the portion of indirect holdings via subsidiaries.
2.
The Company added Coca-Cola East Japan Co., Ltd., Coca-Cola West Co., Ltd., and FV East Japan Co., Ltd. as its significant subsidiaries from this fiscal year by making Coca-Cola East Japan, Co., Ltd. its wholly-owned subsidiary by the share exchange carried out as of April 1, 2017 and by carrying out an absorption-type company split on the same date by which all the Company’s rights and obligations arising from all of its businesses other than the Company’s Group management business and assets management business were transferred to a succeeding company, which engages in the preparation of the establishment of new CCW and is a wholly owned subsidiary of the Company, and changing the name of said succeeding company to Coca-Cola West Co., Ltd.

3.	Coca-Cola West Co., Ltd. merged Shikoku Coca-Cola Bottling Co., Ltd., Coca-Cola West Products Co., Ltd. and Coca-Cola West Equipment Service Co., Ltd. as of January 1, 2018.
4.	Coca-Cola East Japan Co., Ltd. merged Coca-Cola West Co., Ltd., and Coca-Cola Business Sourcing Co., Ltd. and changed its corporate name to Coca-Cola Bottlers Japan Co., Ltd., as of January 1, 2018.
5.
As of January 1, 2018, FV East Japan Co., Ltd. merged with and absorbed Nishinihon Beverage Co., Ltd., Shikoku Canteen Co., Ltd., and FV Corporation Co., Ltd. and changed its corporate name to FV Japan Co., Ltd.

6.	Coca-Cola West Vending Co., Ltd. changed its corporate name to Coca-Cola Bottlers Japan Vending Co., Ltd. as of January 1, 2018.
7.	Coca-Cola West Sales Support Co., Ltd. changed its name to Coca-Cola Bottlers Japan Sales Support Co., Ltd. as of January 1, 2018.
8.	The status of the Specified Wholly Owned Subsidiary of the Company is as follows as of the last day of this fiscal year:

Name of Specified Wholly Owned Subsidiary	Coca-Cola East Japan Co., Ltd.
Address of Specified Wholly Owned Subsidiary	6-1-20, Akasaka, Minato-ku, Tokyo
Book value of shares of Specified Wholly Owned Subsidiary of the Company or Wholly Owned Subsidiary thereof	342,460 million yen
Total assets of the Company	475,219 million yen

2.	Current status of the Company
(1)	Status of shares (as of December 31, 2017)
a. Total Number of Shares of Stocks: 500,000,000
b. Total Number of Issued Shares (excluding 2,015,000 treasury shares): 204,253,000
c. Number of shareholders: 60,437
d. Major shareholders (top 10)

Names of shareholders	Number of shares held	Ratio of shareholding
	(Unit: thousand)	(Unit: %)
Coca-Cola (Japan) Co., Ltd.	27,956	13.7
Ricoh Co., Ltd.	17,075	8.4
Japan Trustee Services Bank, Ltd. (Trust Account)	7,376	3.6
The Master Trust Bank of Japan, Ltd. (Trust Account)	6,039	3.0
Toyo Seikan Group Holdings Ltd.	5,604	2.7
The New Technology Development Foundation	5,294	2.6
Satsuma Shuzo Co., Ltd.	4,699	2.3
Senshusha Co., Ltd.	4,088	2.0
Coca-Cola Holdings West Japan Inc.	4,074	2.0
Mitsubishi Heavy Industries Machinery Systems, Ltd.	3,912	1.9

Note:
The treasury shares (2,015,000 shares) are excluded from the list above and from the calculation of ratio of shareholding.

(2)	Status of the Company’s Officers
a. Status of Directors (as of December 31, 2017)

Position	Names	Area of responsibility and important concurrent positions
Representative Director	Tamio Yoshimatsu	President Representative Director & President, Coca-Cola East Japan Co., Ltd. Representative Director & President, Coca-Cola West Co., Ltd. Outside Director, Nishi-Nippon Railroad Co., Ltd.
Representative Director	Vikas Tiku	Vice President, Chief Financial Officer, Head of Transformation Director, Coca-Cola East Japan Co., Ltd. Director, Coca-Cola West Co., Ltd.
Director	Yasunori Koga	Senior Executive Officer, Head of Administrations
Director	Costin Mandrea	Senior Executive Officer, Head of Commercial and Head of Marketing Vice President, Coca-Cola East Japan Co., Ltd.
Director	Hiroshi Yoshioka
Director (Audit & Supervisory Committee Member [full-time])	Tadanori Taguchi
Director (Audit & Supervisory Committee member)	Zenji Miura	Special advisor, Ricoh Co., Ltd.
Director (Audit & Supervisory Committee member)	Irial Finan	Senior Vice President, The Coca-Cola Company (President, Bottling Investment Group)
Director (Audit & Supervisory Committee member)	John Murphy	President, Coca-Cola Asia Pacific Group, The Coca-Cola Company

Notes:
1.	Changes of Directors during this fiscal year are as follows:
(1)	Vikas Tiku, Costin Mandrea and Hiroshi Yoshioka were newly elected as Directors at the FY2016 Ordinary General Meeting of Shareholders held on March 22, 2017, and took office as of April 1, 2017.
(2)
Zenji Miura, Irial Finan and John Murphy were newly elected as Directors (Audit and Supervisory Committee members) at the FY2017 Ordinary General Meeting of Shareholders held on March 22, 2017, and took office as of April 1, 2017.

(3)
Seven Directors, including Nobuo Shibata, Hideharu Takemori, Toshio Fukami, Shigeki Okamoto, Yoshiki Fujiwara, Shunichiro Hombo and Zenji Miura, retired from their positions of Director upon expiration of their terms of the office on March 31, 2017 and 4 Directors (Audit and Supervisory Committee members), including Hiroyoshi Miyaki, Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami, retired from their positions of Directors due to resignation (Audit and Supervisory Committee members) on the same day. The positions and responsibility of these Directors at the time of their retirement were as follows:

Names	Titles at the time of resignation	Area of responsibility and important concurrent positions at the time of retirement
Nobuo Shibata	Representative Director	Executive Vice President Representative Director, Specified Nonprofit Corporation Ichimura Kyushu School of Nature Outside Director, Kyushu Leasing Service Co., Ltd.
Hideharu Takemori	Director	Group Senior Corporate Officer Representative Director & President, Coca-Cola West Equipment Service Co., Ltd.
Toshio Fukami	Director	Group Senior Corporate Officer Representative Director & President, Coca-Cola West Sales Support Co., Ltd.
Shigeki Okamoto	Director	Senior Corporate Officer, Senior General Manager of CSV Division
Yoshiki Fujiwara	Director	Senior Corporate Officer, General Manager of Commercial Headquarters
Shunichiro Hombo	Director	General Manager of Kyushu Sales Division Commercial Headquarters
Zenji Miura	Outside Director	Representative Director, President and Chief Executive Officer, Ricoh Co., Ltd.
Hiroyoshi Miyaki	Director (Standing Audit & Supervisory Committee Member [full-time])
Gotaro Ichiki	Outside Director (Audit & Supervisory Committee Member)	Lawyer, Kowa Law Office Head of TOKYO district office, Japan Legal Support Center Outside Director, Nippon Denko Co., Ltd.
Seiji Isoyama	Outside Director (Audit & Supervisory Committee Member)

Representative Director & Deputy President, Nishi-Nippon Financial Holdings, Inc.

Representative Director & Deputy President, Nishi-Nippon City Bank, Ltd.

Outside Director, Plenus Company Limited (Member of

Audit and Supervisory Committee)

Chairman, Fukuoka Chamber of Commerce and Industry

Tomoko Ogami	Outside Director (Audit & Supervisory Committee Member)	Lawyer, Kunitake General Law Firm

2.	Hiroshi Yoshioka, Director, as well as Zenji Miura, Irial Finan and John Murphy, Directors (Audit and Supervisory Committee members), are Outside Directors.
3.
The Company has submitted notices to Tokyo Stock Exchange, Inc. and Fukuoka Stock Exchange, on which the Company is listed, that Hiroshi Yoshioka, Director, and Zenji Miura, Director (Audit and Supervisory Committee member) are “Independent Officers”.

4.
Tadanori Taguchi, Director (Audit and Supervisory Committee member), has considerable knowledge in both finance and accounting through his track record in Finance and Management Planning Divisions of the Company.

5.
In order to strengthen the audit and supervisory functions of the Audit and Supervisory Committee, the Company appoints regular Audit and Supervisory Committee members, who will collect information from Directors (excluding those who is not an Audit and Supervisory Committee members), share information at important internal company meetings, and the sufficient coordination between the Internal Audit Division and the Audit and Supervisory Committee.

6.	The Company changed the responsibility of Directors as follows as of January 1, 2018:
Titles at the Company	Names	Responsibility
Representative Director	Tamio Yoshimatsu	President Representative Director & President, Coca-Cola Bottlers Japan Inc.
Representative Director	Vikas Tiku	Vice President and CFO Representative Director & Vice President, Coca-Cola Bottlers Japan Inc. CFO and General Manager of Transformation
Director	Yasunori Koga	Senior Executive Officer, Coca-Cola Bottlers Japan Inc. Head of Administrations Representative Director & President, Coca-Cola Bottlers Japan Benefit Inc.
Director	Costin Mandrea	Senior Executive Officer, Coca-Cola Bottlers Japan Inc. Head of Commercial and Head of Marketing

b. Outline of Limited Liability Agreements
In its Articles of Incorporation, the Company has established provisions concerning limited liability agreements with Directors (excluding those who is not an Executive Director, etc.) in order to ensure that Directors (excluding those who is not an Executive Director, etc.) can demonstrate the roles expected of them and the Company can invite and select competent persons as Directors (including, not limited to, Outside Directors).
The Company has entered into limited liability agreements with Directors, Hiroshi Yoshioka, Tadanori Taguchi, Zenji Miura, Irial Finan and John Murphy, as well as 3 persons, including Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami, who retired from their posts due to resignation on March 31, 2017, to limit their liability for damages in the event that he/she fails to perform his/her duties stipulated in Article 427, Paragraph 1 of the Companies Act. The limit of liability in the Agreement shall be equal to the minimum liability limit stipulated by laws and ordinances.

c. Total Amount of Remuneration to Directors and Audit & Supervisory Board Members for this fiscal year

Positions	Number of persons remunerated	Types of remuneration		Total remuneration	Remarks
		Basic remuneration	Bonuses
Directors (of which Outside Directors)	12 (2)	362 million yen (11 million yen)	114 million yen (–)	476 million yen (11 million yen)	(Note)1, 2
Directors (Audit & Supervisory Committee Member) (of which Outside Directors)	8 (6)	81 million yen (42 million yen)	– (–)	81 million yen (42 million yen)	(Note)1, 2
Total (of which Outside Officers)	19 (7)	443 million yen (54 million yen)	114 million yen (–)	557 million yen (54 million yen)	(Note)2

Notes:
1.
According to the resolution that was adopted at the FY2016 Ordinary General Meeting of Shareholders, the upper limit of the remuneration payable to Directors (excluding those who is not an Audit and Supervisory Committee members) is 750 million yen per year (of which 50 million yen per year is the upper limit for Outside Directors). According to the resolution that was adopted at the FY2015 Ordinary General Meeting of Shareholders, the upper limit of the remuneration payable to Directors Serving on the Audit and Supervisory Committee is 100 million yen per year.

2.
The above-mentioned figures are inclusive of the remuneration paid to seven (7) Directors (including one (1) Outside Director) and four (4) Directors (Serving on the Audit and Supervisory Committee) (including three (3) Outside Directors) who resigned from their position on March 31, 2017. The total number of persons who received remuneration as mentioned above is exclusive of a person who assumes the positions of both Director and Directors Serving on the Audit and Supervisory Committee.

d. Outside Officers
(a) Concurrent positions as executive officers and outside officers for other corporations, etc. served by Outside Directors and Outside Officers (as of December 31, 2017)

Position	Name	Significant Concurrent Positions
Outside Director	Hiroshi Yoshioka
Outside Director (Audit & Supervisory Committee Member)	Zenji Miura	Special advisor, Ricoh Co., Ltd.
Outside Director (Audit & Supervisory Committee Member)	Irial Finan	Senior Vice President, The Coca-Cola Company (President, Bottling Investment Group)
Outside Director (Audit & Supervisory Committee Member)	John Murphy	President, Coca-Cola Asia Pacific Group, The Coca-Cola Company

Notes:
1.	The relationship with said other entities of which our Outside Officers assume concurrent positions is as follows:
(1)	There are no noteworthy relationships between the Company and Ricoh Co., Ltd.
(2)
THE COCA-COLA COMPANY falls under our “Other Affiliated Companies” and has entered into contracts for manufacturing and sales of Coca-Cola and other products and use of trademarks, etc. as well as capital and business alliance agreement with the Company.

2.
Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami retired as Directors due to resignation as of March 31, 2017. Their concurrent positions including executive directors or outside officers at other entities during their terms of office at the Company are as follows:

Names	Significant Concurrent Positions	Other entities’ relationship with the Company

Gotaro Ichiki	Lawyer, Kowa Law Office Head of TOKYO district office, Japan Legal Support Center O	There are no noteworthy relationships with the Company. There are no noteworthy relationships with the Company. There are no noteworthy relationships with the Company.

Seiji Isoyama
Representative Director & Deputy President, Nishi-Nippon Financial Holdings, Inc.
Representative Director & Deputy President, Nishi-Nippon City Bank, Ltd.
Outside Director, Plenus Company Limited (Member of Audit and Supervisory Committee)
Chairman,

There are no noteworthy relationships with the Company.

The Company has business relations regarding deposit of funds, etc.
The Company has business relations regarding sales of beverages, etc.

The Company disburses membership fees and personnel costs for loaned employees, etc.

Tomoko Ogami	Lawyer, Kunitake General Law Firm	There are no noteworthy relationships with the Company.

(b) Major activities during this fiscal year

Positions	Names	Major activities
Outside Director	Hiroshi Yoshioka
During this fiscal year, he attended all the Board Meetings that were held after he took office and made comments as necessary at the meetings based on his broad experience and good judgment mainly in business management.

Outside Director (Audit & Supervisory Committee Member)	Zenji Miura
He attended all the Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year and made comments as necessary at the meetings based on his broad experience and good judgment mainly in business management (financial strategy).

Outside Director (Audit & Supervisory Committee Member)	Irial Finan
He attended all the Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year after he took office and made comments as necessary at the meetings based on his broad experience and good judgment mainly in business management.

Outside Director (Audit & Supervisory Committee Member)	John Murphy
He attended all the Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year after he took office and made comments as necessary at the meetings based on his broad experience and good judgment mainly in business management.

Note:
Gotaro Ichiki, Seiji Isoyama and Tomoko Ogami retired as Directors due to resignation as of March 31, 2017. Their major activities during their terms of office were as follows:

Names	Major activities
Gotaro Ichiki
He attended all Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year (three Board Meetings and four Audit and Supervisory Committee Meetings) and made comments as necessary mainly from the professional viewpoint of a lawyer.

Seiji Isoyama
He attended all the Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year (three Board Meetings and four Audit and Supervisory Committee Meetings) and made comments as necessary based on his broad experience and good judgment mainly gained at financial institutions.

Tomoko Ogami
She attended all the Board Meetings and Audit and Supervisory Committee Meetings that were held during this fiscal year (three Board Meetings and four Audit and Supervisory Committee Meetings) and made comments as necessary mainly from the professional viewpoint of a lawyer.

(3)	Accounting Auditor
a. Name
KPMG AZSA LLC

b. Amount of Remuneration

Categories	Amount paid	Remarks
Remuneration for services stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act	102 million yen	(Note)
– million yen
Remuneration by the Company and/or its subsidiaries to the Accounting Auditor	164 million yen

Notes:
1.
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for the audit conducted in accordance with the Companies Act and remuneration paid for the audit conducted in accordance with Financial Instruments and Exchange Act. Accordingly, the amount above is the aggregate amount.

2.
The Audit and Supervisory Committee confirmed and reviewed the appropriateness and adequacy of the audit plans, audit hours, implementation status and grounds for the estimate of the remuneration as submitted by the accounting auditor before granting approval to the remuneration payable to the accounting auditor.

c. Contents of Non-Audit Services
The Company’s subsidiary pays to the accounting auditor the remuneration for the services other than practices stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services), pursuant to the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities.
d. Audit by subsidiaries
The Company’s subsidiaries Coca-Cola East Japan Co., Ltd., Coca-Cola Business Sourcing Co., Ltd. and Coca-Cola Integrated Business Systems Co., Ltd. are audited by auditing firms other than the Company’s accounting auditor.
e. Policy on Decisions on Dismissal or Non-Reappointment of Accounting Auditor
In the case that it is reasonably judged that the accounting auditor falls under any of the dismissal events listed in the items of Article 340, Paragraph 1 of the Companies Act, the Audit and Supervisory Committee will remove the accounting auditor with the consents of all members. In this case, a Committee member selected by the Audit and Supervisory Committee will disclose the removal and its reason at the Meeting of Shareholders convened for the first time after the removal.
Additionally, concerning dismissal or non-reappointment of the accounting auditor, the Audit and Supervisory Committee shall decide contents of a proposed resolution they submit to the General Meeting of Shareholders, in the event they judge it necessary to do so in cases such as where the accounting auditor is recognized to have difficulty in properly fulfilling its auditing duties.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~
(Note:	Amounts and number of shares in the business report are rounded down to the nearest unit, and ratios are rounded off.

Significant Events Relating to Company Circumstances Occurring
Subsequent to Preparation of Business Report

Acquisition of Treasury Stock by Means of Tender Offer to Repurchase Own Shares

The Company resolved at its Board of Directors meeting held on February 21, 2018 to carry out an acquisition of treasury stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same), as applied by replacing the terms pursuant to Article 165, Paragraph 3 of the Companies Act, and to the provisions of the Company’s Articles of Incorporation, and to implement a tender offer to repurchase its own shares as the specific means of doing so.

(1)	Purpose for tender offer, etc.
The Company received notification from major shareholder Ricoh Co., Ltd. (hereinafter “Ricoh”) of its wish to consider the sale of all of the shares of common stock of the Company owned by Ricoh to the Company. This notification arose as a result of the Company sounding out such consideration to sell all of the owned shares of common stock of the Company to the Company from the perspective that, in accordance with its Capital Policy Guidelines of the Company, by repurchasing its own shares on a controlled scale over a comparatively short period of time, the Company can expect improvement of capital efficiency as measured by such indicators as earnings per share (EPS) and return on equity (ROE), and return of profits to the shareholders.
Directly following this, the Company considered the specific means of repurchasing these shares to make them treasury stock, and deemed that the method of a tender offer was the appropriate method from the perspectives of shareholder equality and transactional transparency.

(2)	Details of resolution
i)	Type of shares to be purchased	Common stock
ii)	Total number of shares to be purchased	19,000,100 shares (upper limit)
iii)	Total value of purchase	70,000,000,000 yen (upper limit)
iv)	Period of purchase	From February 22, 2018 through April 30, 2018

(3)	Overview of tender offer, etc.
i)	Period of tender offer, etc.	From February 22, 2018 through March 22, 2018 (20 business days)
ii)	Price of tender offer, etc.	3,275 yen per share of common stock
iii)    Number of listed share certificates, etc. intended to be purchased
19,000,000 shares
iv)    Date of public notice of commencement of the tender offer bid
February 22, 2018
v)	Date of commencement of settlement	April 13, 2018

Consolidated Balance Sheet
As of December 31, 2017

Millions of yen
ASSETS
Current Assets:
Cash and deposits	101,858
Trade notes and accounts receivable	69,266
Marketable securities	17,000
Merchandise and finished goods	54,357
Work in progress	267
Raw materials and supplies	7,323
Deferred tax assets	3,777
Other current assets	32,499
Allowance for doubtful accounts	(376)
Total Current Assets	285,974

Fixed Assets:
Property, plant and equipment:
Buildings and structures	73,145
Machinery, equipment and vehicles	67,382
Sales equipment	111,800
Land	151,375
Construction in progress	591
Other property, plant and equipment	5,897
Total property, plant and equipment	410,192

Intangible assets:
Goodwill	76,557
Franchise intangible	50,098
Other intangible assets	14,437
Total intangible assets	141,092

Investments and other assets:
Investment securities	31,792
Deferred tax assets	2,448
Net defined benefit asset	257
Other assets	13,119
Allowance for doubtful accounts	(958)
Total investments and other assets	46,659
Total Fixed Assets	597,944

Total Assets	883,918

Note:	Amounts less than one million yen are omitted.

Consolidated Balance Sheet
As of December 31, 2017

Millions of yen
LIABILITIES
Current Liabilities:
Trade notes and accounts payable	40,496
Current portion of long-term loans payable	1,817
Accrued income taxes	8,356
Other accounts payable	55,410
Provision for sales promotion expenses	427
Provision for bonuses	2,521
Provision for directors’ bonuses	134
Other current liabilities	17,193
Total Current Liabilities	126,357

Long-term Liabilities:
Bonds payable	66,000
Long-term loans payable	12,031
Deferred tax liabilities	26,198
Net defined benefit liability	20,358
Allowance for directors’ retirement benefits	30
Provision for environmental measures	90
Other long-term liabilities	5,365
Total Long-term Liabilities	130,075

Total Liabilities	256,432

NET ASSETS
Shareholders’ equity:
Common stock	15,231
Additional paid-in capital	450,568
Retained earnings	155,535
Treasury stock (at cost)	(4,692)
Total shareholders’ equity	616,642
Accumulated other comprehensive income:
Net unrealized gains on other marketable securities	6,886
Deferred gains (loss) on hedges	590
Foreign currency translation adjustment	12
Remeasurements of defined benefit plans	2,926
Total accumulated other comprehensive income	10,416
Non-controlling interests	426

Total Net Assets	627,485

Total Liabilities and Net Assets	883,918

Note:	Amounts less than one million yen are omitted.

Consolidated Statement of Income
For the fiscal year ended December 31, 2017

Millions of yen

Net sales	872,623
Cost of sales	422,373
Gross profit	450,249
Selling, general and administrative expenses	409,669
Operating profit	40,579

Non-operating income:
Interest and dividend received	470
Equity in earnings of affiliates	61
Other non-operating income	943
Total non-operating income	1,475

Non-operating expenses:
Interest expenses	539
Other expenses	1,655
Total non-operating expenses	2,195
Recurring profit	39,859

Extraordinary income:
Gains on sale of fixed assets	489
Gains on sale of investment securities	368
Gain on step acquisitions	53
Total extraordinary income	910

Extraordinary losses:
Business integration-related expenses	903
Impairment loss	598
Loss on valuation of golf club membership	28
Total extraordinary losses	1,530
Profit before income taxes	39,240
Income taxes	12,985
Income taxes deferred	1,051
Profit	25,203
Loss attributable to non-controlling interests	(40)
Profit attributable to owners of parent	25,244

Note:	Amounts less than one million yen are omitted.

Consolidated Statement of Changes in Shareholders’ Equity
For the fiscal year ended December 31, 2017

	(Millions of yen)
	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders’ equity
Balance as of Jan. 1, 2017	15,231	109,072	137,404	(4,593)	257,114
Changes during this term
Dividends of surplus	-	-	(7,113)	-	(7,113)
Profit attributable to owners of parent	-	-	25,244	-	25,244
Acquisition of treasury stock	-	-	-	(111)	(111)
Disposal of treasury stock	-	5	-	11	17
Change in treasury shares of parent arising from transactions with non-controlling shareholders	-	(72)	-	-	(72)
Increase by share exchanges	-	341,562	-	-	341,562
(Net) Changes in items other than shareholders’ equity during this term	-	-	-	-	-
Total changes during this term	-	341,496	18,131	(99)	359,527
Balance as of Dec. 31, 2017	15,231	450,568	155,535	(4,692)	616,642

	Accumulated other comprehensive income					Non- controlling interests	Total net assets
	Net unrealized gains on other marketable securities	Deferred gains (loss) on hedges	Foreign currency translation adjustment	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance as of Jan. 1, 2017	4,092	77	(3)	(522)	3,643	414	261,173
Changes during this term
Dividends of surplus	-	-	-	-	-	-	(7,113)
Profit attributable to owners of parent	-	-	-	-	-	-	25,244
Acquisition of treasury stock	-	-	-	-	-	-	(111)
Disposal of treasury stock	-	-	-	-	-	-	17
Change in treasury shares of parent arising from transactions with non-controlling shareholders	-	-	-	-	-	-	(72)
Increase by share exchanges	-	-	-	-	-	-	341,562
(Net) Changes in items other than shareholders’ equity during this term	2,794	512	15	3,449	6,772	12	6,785
Total changes during this term	2,794	512	15	3,449	6,772	12	366,312
Balance as of Dec. 31, 2017	6,886	590	12	2,926	10,416	426	627,485

Note:	Amounts less than one million yen are omitted.

Non-consolidated Balance Sheet
As of December 31, 2017

Millions of yen
ASSETS
Current Assets:
Cash and deposits	5,062
Trade accounts receivable	943
Prepaid expenses	97
Deferred tax assets	155
Short-term loans to subsidiaries and affiliates	11,899
Accrued income	60
Other current assets	465
Total Current Assets	18,685

Fixed Assets:
Property, plant and equipment:
Buildings	22,760
Structures	1,705
Tools, instruments and fixtures	32
Land	52,364
Total property, plant and equipment	76,863

Intangible assets:
Leasehold right	27
Software	5
Total intangible assets	32

Investments and other assets:
Investment securities	379,080
Long-term prepaid expenses	28
Other assets	530
Total investments and other assets	379,639
Total Fixed Assets	456,534

Total Assets	475,219

Note:	Amounts less than one million yen are omitted.

Non-consolidated Balance Sheet
As of December 31, 2017

Millions of yen
LIABILITIES
Current Liabilities:
Trade accounts payable
Other accounts payable	1,963
Accrued expenses	1
Accrued income taxes	463
Money entrusted	18
Allowance for bonuses	139
Allowance for officers’ bonuses	114
Other current liabilities	55
Total Current Liabilities	2,757

Long-term Liabilities:
Bonds payable	66,000
Deferred tax liabilities	44
Assets retirement obligation	918
Other long-term liabilities	257
Total Long-term Liabilities	67,220

Total Liabilities	69,977

NET ASSETS
Shareholders’ equity:
Common stock	15,231
Additional paid-in capital:
Capital reserve	108,166
Other additional paid-in capital	158,784
Total additional paid-in capital	266,951
Retained earnings:
Legal reserve	3,316
Other retained earnings:
Reserve for advanced depreciation	789
General reserve	110,388
Retained earnings to be carried forward	13,256
Total other retained earnings	124,434
Total retained earnings	127,751
Treasury stock (at cost)	(4,692)
Total shareholders’ equity	405,241

Total Net Assets	405,241

Total Liabilities and Net Assets	475,219

Note:	Amounts less than one million yen are omitted.

Non-consolidated Statement of Income
For the fiscal year ended December 31, 2017

Millions of yen

Net sales	82,139
Net revenues	11,565
Net sales and net revenues	93,705
Cost of sales	44,086
Gross profit	38,053
Selling, general and administrative expenses	37,234
Operating expenses	9,507
Selling, general and administrative expenses and operating expenses	46,741
Operating income	2,877

Non-operating income:
Interest and dividend received	3,885
Other non-operating income	81
Total non-operating income	3,967

Non-operating expenses:
Interest expenses	459
Other expenses	299
Total non-operating expenses	758
Recurring profit	6,086

Extraordinary income:
Gains on sale of fixed assets	407
Gains on sale of investment securities	11
Total extraordinary income	418

Extraordinary losses:
Losses on business integration	708
Impairment loss	70
Total extraordinary losses	779
Profit before income taxes	5,726
Income taxes	926
Income taxes deferred	(191)
Profit	4,990

Note:	Amounts less than one million yen are omitted.

Non-consolidated Statement of Changes in Shareholders’ Equity
For the fiscal year ended December 31, 2017

	Shareholders’ equity									Valuation and translation adjustments	Total net assets
	Common stock	Additional paid-in capital			Retained earnings			Treasury stock	Total shareholders’ equity
		Capital reserve	Other additional paid-in capital	Total additional paid-in capital	Legal reserve	Other retained earnings (Note 1)	Total retained earnings			Net unrealized gains on other marketable securities
Balance as of Jan. 1, 2017	15,231	108,166	－	108,166	3,316	126,557	129,874	(4,593)	248,679	4,070	252,750
Changes during this term
Dividends of surplus	－	－	－	－	－	(7,113)	(7,113)	－	(7,113)	－	(7,113)
Net income	－	－	－	－	－	4,990	4,990	－	4,990	－	4,990
Reversal of reserves	－	－	－	－	－	－	－	－	－	－	－
Savings of provisions	－	－	－	－	－	－	－	－	－	－	－
Reversal of provisions	－	－	－	－	－	－	－	－	－	－	－
Acquisition of treasury stock	－	－	－	－	－	－	－	(111)	(111)	－	(111)
Disposal of treasury stock	－	－	5	5	－	－	－	11	17	－	17
Increase due to share exchanges	－	－	341,562	341,562	－	－	－	－	341,562	－	341,562
Decrease due to corporate division	－	－	(182,784)	(182,784)	－	－	－	－	(182,784)	－	(182,784)
(Net) Changes in items other than shareholders’ equity during this term	－	－	－	－	－	－	－	－	－	(4,070)	(4,070)
Total changes during this term	－	－	158,784	158,784	－	(2,122)	(2,122)	(99)	156,562	(4,070)	152,491
Balance as of Dec. 31, 2017	15,231	108,166	158,784	266,951	3,316	124,434	127,751	(4,692)	405,241	－	405,241

Note 1: Breakdown of other retained earnings
(Millions of yen)
	Other retained earnings
	Reserve for special depreciation	Reserve for advanced depreciation	Reserve for community contributions	General reserve	Retained earnings to be carried forward	Total other retained earnings
Balance as of Jan. 1, 2016	1	849	561	110,388	14,756	126,557
Changes during this term
Dividends of surplus	－	－	－	－	(7,113)	(7,113)
Net income	－	－	－	－	4,990	4,990
Reversal of reserves	(0)	－	－	－	0	－
Savings of provisions	－	－	－	－	－	－
Reversal of provisions	－	(26)	(561)	－	588	－
Acquisition of treasury stock	－	－	－	－	－	－
Disposal of treasury stock	－	－	－	－	－	－
Increase due to share exchanges	－	－	－	－	－	－
Decrease due to corporate division	(1)	(33)	－	－	34	－
(Net) Changes in items other than shareholders’ equity during this term	－	－	－	－	－	－
Total changes during this term	(1)	(59)	(561)	－	(1,499)	(2,122)
Balance as of Dec. 31, 2016	－	789	－	110,388	13,256	124,434

Note 2: Amounts less than one million yen are omitted.

Independent Auditor’s Report
February 13, 2018
The Board of Directors
Coca-Cola Bottlers Japan Holdings, Inc.
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
Katsunori Tsukahara (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the related notes of Coca-Cola Bottlers Japan Holdings, Inc. as at December 31, 2017 and for the year from January 1, 2017 to December 31, 2017 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Coca-Cola Bottlers Japan Holdings, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Emphasis of matter
Without qualifying our report, we draw attention to the note of change in accounting policy to the consolidated financial statements. Coca-Cola Bottlers Japan Holdings, Inc. and its subsidiaries changed their depreciation method for Property, Plant and Equipment, excluding vending machine and leased assets, from declining method to straight-line method from the fiscal year ended December 31, 2017.
Coca-Cola Bottlers Japan Holdings, Inc. and its subsidiaries also changed its estimated useful life for machinery and equipment from 10 years to 7 to 20 years. Along with these change, Coca-Cola Bottlers Japan Holdings, Inc. and its subsidiaries reduced the remaining value to 1 yen for each of the Property, Plant and Equipment of which actual usage period has exceeded its estimated useful life.

Other Matter
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:
The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report
February 13, 2018
The Board of Directors
Coca-Cola Bottlers Japan Holdings, Inc.
KPMG AZSA LLC
Tetsuzo Hamajima (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
Takashi Kondo (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant
Katsunori Tsukahara (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and the supplementary schedules of Coca-Cola Bottlers Japan Holdings, Inc. as at December 31, 2017 and for the year from January 1, 2017 to December 31, 2017 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Financial Statements and Others
Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Coca-Cola Bottlers Japan Holdings, Inc. for the period, for which the financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Emphasis of matter
Without qualifying our report, we draw attention to the note of change in accounting policy to the financial statements. Coca-Cola Bottlers Japan Holdings, Inc. changed their depreciation method for Property, Plant and Equipment, excluding vending machine and leased assets, from declining method to straight-line method from the fiscal year ended December 31, 2017. Coca-Cola Bottlers Japan Holdings, Inc. also changed its estimated useful life for machinery and equipment from 10 years to 7 to 20 years. Along with these change, Coca-Cola Bottlers Japan Holdings, Inc. reduced the remaining value to 1 yen for each of the Property, Plant and Equipment of which actual usage period has exceeded its estimated useful life.

Other Matter
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:
The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report

We, as the Audit & Supervisory Committee (‟A&S Committee”) conducted audits relating to the execution of duties by directors during FY2017 business year from January 1, 2017 to December 31, 2017, and hereby report the method of audits and results as follows.

1.	Method of audits and the details
A&S Committee received regular reports from directors and employees on the content of resolutions of the board of directors regarding matters prescribed in Paragraph 1 (i) (b) and (c) of Article 399-13 of the Companies Act and the status of building and operation of the internal control system which had been developed based on the board resolutions, requested further explanations as needed, explained its opinions and conducted audits as below:
1)
A&S Committee members participated in important meetings in accordance with the audit policy and audit plans specified by the Committee in cooperation with the company’s internal control department. A&S Committee received reports relating to the execution of duties by directors from directors and employees, requested further explanations as needed, consulted approval documents of importance, and researched the status of business and assets at headquarters and main business offices. A&S Committee also received reports on the status of subsidiaries’ business as needed by communicating and exchanging information with directors, auditors, etc. of the subsidiaries.

2)
A&S Committee examined the basic policies (specified according to Article 118 (iii)(a) of the Companies Act), the special efforts (specified according to Article 118 (iii)(b) of the Companies Act), the points to note (specified according to Article 118 (v)(a) of the Companies Act) and the decisions made and the reasons (specified according to Article 118 (v) (b) of the Companies Act) described in the business reports, in light of the status of deliberations at the board of directors and other meetings.

3)
A&S Committee members conducted audits to ensure that accounting auditors kept independence and conducted appropriate accounting audits, while receiving reports on the execution of duties by them and requesting further explanations as needed. In addition, A&S Committee received notification by accounting auditors that they were developing a “structure to secure appropriate execution of duties by directors” in accordance with the “quality control standards relating to audits”, etc., and requested further explanations as needed.

Based on the above outlined method, we examined the business reports and their detailed statements, the financial statements and their detailed statements, as well as the consolidated financial statements relating to the business year in question.

2.	Audit Results
(1)	Result of Audit of Business Reports, etc.
1)	We acknowledge that the business reports and detailed statements correctly indicate the company’s situation in accordance with laws and regulations and the Articles of Incorporation.
2)	We do not acknowledge any improper acts relating to the directors’ execution of duties or any significant facts that violate laws and regulations or the Articles of Incorporation
3)
We acknowledge that the details of resolutions of the board of directors relating to the internal control system are appropriate. Furthermore, we do not acknowledge that there are any matters to indicate regarding the details stated in business reports relating to such internal control systems and the execution of duties by the directors. We also received reports from directors and KPMG Azusa LLC that they acknowledged the internal control relating to financial reporting was valid as of preparation of this Audit Report.

4)
We do not acknowledge that there are any matters to indicate regarding the basic policies relating to control of the company described in the business reports. We acknowledge that the special effort described in the business reports (specified according to Article 118 (iii) (b) of the Companies Act) is consistent with the basic policies, does not harm the common interests of shareholders of the company, and is not intended to maintain the position of officers of the company.

(2)	Results of Audit of Financial Statements and Detailed Statements
We acknowledge that the method and results of the audit by KPMG Azusa LLC are appropriate.
(3)	Results of Audit of Consolidated Financial Statements
We acknowledge that the method and results of the audit by KPMG Azusa LLC are appropriate.

February 19, 2018
Audit & Supervisory Committee, Coca-Cola Bottlers Japan Holdings Inc.
Full-time Audit & Supervisory Committee Member	Tadanori Taguchi
Audit & Supervisory Committee Member	Zenji Miura
Audit & Supervisory Committee Member	Irial Finan
Audit & Supervisory Committee Member	John Murphy

(Note)
Audit & Supervisory Committee Member Zenji Miura, Audit & Supervisory Committee Member Irial Finan, and Audit & Supervisory Committee Member John Murphy are External Auditors provided for in Article 2-15 and Article 331-6 of the Companies Act.

Reference Materials for General Meeting of Shareholders

Proposal No. 1: Appropriation of surplus

Generally taking into account our business results for the fiscal year under review and our future business environment, we propose the appropriation of surplus as described below.

Year-end dividends
①	Type of assets to be distributed
Cash
②	Allotment of assets to be distributed and the total amount
We propose to pay 22 yen per share of the Company’s common stock.
In this case, the dividends will total 4,493,567,342 yen.
As a result, annual dividends will be 44 yen per share, including interim dividends.
③	Effective date of the dividends of surplus
We propose March 28, 2018 as the effective date of the dividends of surplus.

Proposal No. 2: Election of five (5) Directors (excluding Directors Serving on the Audit and Supervisory Committee)

All five (5) Directors (excluding Directors serving on the Audit and Supervisory Committee) will complete their terms at the end of this Ordinary General Meeting of Shareholders.
Therefore, we would like to request the election of five (5) Directors (excluding Directors serving on the Audit and Supervisory Committee).
The candidates for Directors (excluding Directors serving on the Audit and Supervisory Committee) are as follows:

No.	Name (Date of Birth)	Brief Personal Profile, Position and Responsibility in the Company, and Significant Concurrent Positions			No. of Company Shares Owned
1	Tamio Yoshimatsu (February 10, 1947)	March	1969	Joined Kinki Coca-Cola Bottling Co., Ltd.	11,196
		March	2000	Director, Kinki Coca-Cola Bottling Co., Ltd.
		March	2004	Managing Director, Kinki Coca-Cola Bottling Co., Ltd.
		March	2006	Senior Managing Director, Kinki Coca-Cola Bottling Co., Ltd. Executive Corporate Officer, Kinki Coca-Cola Bottling Co., Ltd.
		July	2006	Director, Coca-Cola West Holdings Co., Ltd. Executive Corporate Officer, Coca-Cola West Holdings Co., Ltd.
		March	2007	Representative Director, Kinki Coca-Cola Bottling Co., Ltd. President, Kinki Coca-Cola Bottling Co., Ltd.
		January	2009	Director, Coca-Cola West Co., Ltd. Executive Vice President, Coca-Cola West Co., Ltd.
		March	2009	Representative Director, Coca-Cola West Co., Ltd.
		January	2010	President, Coca-Cola West Co., Ltd.
		June	2016	Outside Director, Nishi-Nippon Railroad Co., Ltd. (incumbent)
		April	2017
Representative Director, Coca-Cola Bottlers Japan Co., Ltd.
President, Coca-Cola Bottlers Japan Co., Ltd
Representative Director, Coca-Cola East Japan Co., Ltd.
President, Coca-Cola East Japan Co., Ltd.

		January	2018
Representative Director, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
President, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
Representative Director, Coca-Cola Bottlers Japan Inc. (incumbent)
President, Coca-Cola Bottlers Japan Inc. (incumbent)

[Reason for the election of the candidate]
The Company requests the election of Tamio Yoshimatsu as a Director because of his track record in the Sales, Distribution and Management Planning Divisions, based on his considerable experience as the President and Representative Director of Coca-Cola bottling companies, and because of how he has exercised leadership in his present position as a Senior General Manager of Business of the Company and Group, to utilize his ability, experience, etc. in the management of the Group.

No.	Name (Date of Birth)	Brief Personal Profile, Position and Responsibility in the Company, and Significant Concurrent Positions			No. of Company Shares Owned
2	Vikas Tiku (July 26, 1965)	May	1988	Joined Diageo plc (The Pillsbury Company, USA)	-
		December	1996	CFO, Diageo plc (The Pillsbury Company, Australia)
		January	1998	CFO, Diageo plc (The Pillsbury Company, Asia-Pacific)
		August	2000	Senior Vice President and COO, Source MDx (USA)
		January	2005	Managing Director in charge of Asia Pacific, The Hershey Company (USA)
		July	2005	Group Manager, Mergers and Acquisitions, The Coca-Cola Company (USA)
		June	2006	CFO, Coca-Cola Africa Group, The Coca-Cola Company
		May	2009	Executive Vice President and CFO, Coca-Cola (Japan) Co., Ltd.
		June	2009	Representative Director, Executive Vice President and CFO, Coca-Cola (Japan) Co., Ltd.
		March	2011	Outside Director, Coca-Cola West Co., Ltd.
		February	2015	CFO, Coca-Cola Asia Pacific Group, The Coca-Cola Company
		November	2016	Vice President and Executive Officer, Coca-Cola East Japan Co., Ltd.
		April	2017	Representative Director, Coca-Cola Bottlers Japan Inc. Vice President and CFO, Coca-Cola Bottlers Japan Inc. Director, Coca-Cola East Japan Co., Ltd.
		January	2018
Representative Director, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
Vice President and CFO, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
Representative Director, Coca-Cola Bottlers Japan Inc. (incumbent)
Vice President and CFO, Head of Transformation, Coca-Cola Bottlers Japan Inc. (incumbent)

[Reason for the election of the candidate]
The Company requests the election of Vikas Tiku as a Director because of his considerable experience as a Representative Director, Vice President and Executive Officer of Coca-Cola bottling companies and at The Coca-Cola Company, his global business knowledge of Coca-Cola business operations, and because of how he has exercised leadership relating to business integration in the Company and Group, to utilize his ability and experience, etc. in the management of the Group.

No.	Name (Date of Birth)	Brief Personal Profile, Position and Responsibility in the Company, and Significant Concurrent Positions			No. of Company Shares Owned
3	Yasunori Koga (April 26, 1962)	April	1985	Joined Kitakyushu Coca-Cola Bottling Co., Ltd.	3,354
		January	2010	Corporate Officer, Coca-Cola West Co., Ltd.
		January	2012	Senior Corporate Officer, Coca-Cola West Co., Ltd.
		March	2014	Director, Coca-Cola West Co., Ltd.
		April	2017	Director, Coca-Cola Bottlers Japan Inc. Senior Executive Officer, Coca-Cola Bottlers Japan Inc.
		January	2018
Director, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
Senior Executive Officer and Head of Administration, Coca-Cola Bottlers Japan Inc. (incumbent)
Representative Director, Coca-Cola Bottlers Japan Benefit Inc. (incumbent)
President, Coca-Cola Bottlers Japan Benefit Inc. (incumbent)

[Reason for the election of the candidate]
The Company requests the election of Yasunori Koga as a Director because of his track record throughout the Administrative Divisions including the General Affairs, Human Resources, Finance, and Management Planning Divisions, based on his abundant management experience as a Director of Coca-Cola bottling companies, and because of how he has exercised leadership in his present position in the management of the Company and Group, to utilize his ability, experience, etc. in the management of the Group.

4	Costel Mandrea (July 21, 1974)	October	1998	Trade Manager (in charge of Romania and Moldova), Coca-Cola Morino Beverages (Timisoara)	-
		September	2006	Director in charge of Commercial Headquarters, Central Office (Athens), Coca-Cola Hellenic Bottling Company
		January	2010	Key Account Director, Coca-Cola Hellenic Bottling Company Eurasia (Moscow)
		January	2013	Director in charge of RTM, Headquarters, Coca-Cola Hellenic Bottling Company
		January	2015	Senior Executive Officer, Coca-Cola East Japan Co., Ltd.
		July	2015	Vice President and Executive Officer, Coca-Cola East Japan Co., Ltd.
		March	2016	Director, Coca-Cola East Japan Co., Ltd.
		April	2017	Director, Coca-Cola Bottlers Japan Inc. Senior Executive Officer, Coca-Cola Bottlers Japan Inc.
		January	2018	Director, Coca-Cola Bottlers Japan Holdings Inc. (incumbent) Senior Executive Officer, Head of Commercial and Head of Marketing, Coca-Cola Bottlers Japan Inc. (incumbent)
[Reason for the election of the candidate]
The Company requests the election of Costel Mandrea as a Director because of his considerable experience as a Director, Vice President and Executive Officer of domestic Coca-Cola bottling companies, as a manager of sales at several overseas Coca-Cola bottling companies, and his global business knowledge of Coca-Cola business operations, and because of how he has exercised leadership in his present position, to utilize his ability and experience, etc. in the management of the Group.

No.	Name (Date of Birth)	Brief Personal Profile, Position and Responsibility in the Company, and Significant Concurrent Positions			No. of Company Shares Owned
5	Hiroshi Yoshioka (October 26, 1952)	April	1975	Joined Japan Radio Co., Ltd.	-
		January	1979	Joined Sony Corporation
		October	2001	Representative Director and President, Sony Ericsson Mobile Communications Corporation
		April	2003	ABCVP, Sony Ericsson Mobile Communications Corporation
		November	2005	Corporate Executive, SVP, Sony Corporation
		April	2008	Corporate Executive, EVP, Sony Corporation
		April	2009	Executive Deputy President Officer, Sony Corporation
		July	2013	Outside Director, Coca-Cola East Japan Co., Ltd.
		April	2017	Outside Director, Coca-Cola Bottlers Japan Inc.
		January	2018	Outside Director, Coca-Cola Bottlers Japan Holdings Inc. (incumbent)
[Reason for the election of the candidate]
The Company requests the election of Hiroshi Yoshioka as a Director (Outside Director) in order for him to utilize, for the management of the Company, the considerable experience and knowledge he has gained thus far as an External Director at Coca-Cola bottling companies and at Sony Corporation.

Notes:
1.	Company names at each time of occurrences are described within the Brief Personal Profile.
2.	There are no special interest relationships between the Company and the candidate for Directors (excluding Directors Serving on the Audit and Supervisory Committee).
3.	Hiroshi Yoshioka is a candidate for Outside Director.
(1)	The reason why the Company designated him as a candidate for Outside Director is as described in “Reason for the election of the candidate.”
(2)	He is an incumbent Outside Director of the Company. At the conclusion of this General Meeting of Shareholders, he has assumed the office as Outside Director for one (1) year.
(3)
The Company has submitted notices to Tokyo Stock Exchange, Inc. and Fukuoka Stock Exchange, on which the Company is listed, that he is an “Independent Director.” The qualification for “Independent Director” is determined by rules, etc. set by each securities exchange. If his re-election is approved, he is scheduled to be an Independent Director continuously.

(4)
Currently, the Company has concluded an agreement for limitation of liability with him, and if his re-election is approved, said agreement shall remain in effect. The agreement will outline that in cases where the Directors (excluding directors with executive authority over operations, etc.) have caused damages to the Company due to non-performance of their duties and yet they are bona fide and there is no gross negligence from them in performing their duties, they shall be liable for the damages to the limit of minimum liability set forth in Article 425, Paragraph 1 of the Companies Act.

(5)	He retired from the office of Executive Deputy President Officer at Sony Corporation on December 31, 2012.

Proposal No. 3: Election of one (1) Director Serving on the Audit and Supervisory Committee

Tadanori Taguchi, a Director serving on the Audit and Supervisory Committee will complete his term at the end of this Ordinary General Meeting of Shareholders.
Therefore, we would like to request the election of one (1) Director serving on the Audit and Supervisory Committee.
We have obtained the consent of the Audit and Supervisory Committee in connection with this proposal.
The candidate for Director serving on the Audit and Supervisory Committee is as follows:
Name (Date of Birth)	Brief Personal Profile, Position and Responsibility in the Company, and Significant Concurrent Positions			No. of Company Shares Owned
Tadanori Taguchi (December 1, 1951)	April	1970	Joined Nichibei Coca-Cola Bottling Co., Ltd.	4,345
	April	2005	Corporate Officer, Coca-Cola West Japan Co., Ltd.
	July	2006	Corporate Officer, Coca-Cola West Holdings Co., Ltd.
	April	2007	Group Corporate Officer, Coca-Cola West Holdings Co., Ltd.
	January	2009	Group Corporate Officer, Coca-Cola West Co., Ltd.
	January	2011	Senior Corporate Officer, Coca-Cola West Co., Ltd.
	January	2012	Group Senior Corporate Officer, Coca-Cola West Co., Ltd. Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.
	January	2013	Senior Corporate Officer, Minami Kyushu Coca-Cola Bottling Co., Ltd.
	March	2013	Audit & Supervisory Board Member, Coca-Cola West Co., Ltd. (full-time)
	March	2016	Director serving on the Audit and Supervisory Committee, Coca-Cola West Co., Ltd. (full-time)
	April	2017	Director serving on the Audit and Supervisory Committee, Coca-Cola Bottlers Japan Inc. (full-time)
	January	2018	Director serving on the Audit and Supervisory Committee, Coca-Cola Bottlers Japan Holdings Inc. (full-time) (incumbent)
[Reason for the election of the candidate]
The Company requests the election of Tadanori Taguchi as Director serving on the Audit and Supervisory Committee because of his track record in Finance and Management Planning Divisions of Coca-Cola bottling companies, he has considerable experience in both Finance and Accounting, and through his auditing experience as an Audit & Supervisory Board Member at Coca-Cola bottling companies and as a Director serving on the Audit & Supervisory Committee, he has a broad, deep level of knowledge and insight on the Group’s business, to utilize his experience, ability, etc. both in the management and auditing of the Group.

Notes:
1.	Company names at each time of occurrences are described within the Brief Personal Profile.
2.	There are no special interest relationships between the Company and the candidate for Director serving on the Audit and Supervisory Committee.
3.
Currently, the Company has concluded an agreement for limitation of liability with Tadanori Taguchi, and if his re-election is approved, said agreement shall remain in effect. The agreement will outline that in cases where the Directors (excluding directors with executive authority over operations, etc.) have caused damages to the Company due to non-performance of their duties and yet they are bona fide and there is no gross negligence from them in performing their duties, they shall be liable for the damages to the limit of minimum liability set forth in Article 425, Paragraph 1 of the Companies Act.

Proposal No. 4: Election of Accounting Auditor

The term of office of KPMG AZSA LLC, the Company’s Accounting Auditor, will expire at the end of this General Meeting of Shareholders.
Therefore, based on determination by the Audit and Supervisory Committee, the Company requests approval to newly appoint Ernst & Young ShinNihon LLC as the Accounting Auditor.
Additionally, the reason that the Audit and Supervisory Committee has selected Ernst & Young ShinNihon LLC as a candidate for Accounting Auditor is that in consideration of the number of years that the current Accounting Auditor has been performing audits, and in line with the Company’s selection standards and evaluation standards for Accounting Auditors, after comprehensive consideration of factors such as the independence, quality management structure, and global audit structure, the Company has determined that it can expect audits from a new perspective.
The candidate for Accounting Auditor is as follows.

Name	Ernst & Young ShinNihon LLC
Main office and its location	Hibiya Kokusai Building 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan
History	January 1967	Tetsuzo Ota & Co. was established
	December 1969	Showa Audit Corporation was established
	October 1985	The two corporations above merged to form Showa Ota & Co.
	January 1986	Century Audit Corporation was established
	April 2000	The two corporations above merged to form Century Ota Showa & Co.
	July 2001	Changed trade name to “ShinNihon & Co.”
	July 2008	Transitioned to an LLC and changed trade name to “Ernst & Young ShinNihon LLC”
Personnel structure	CPAs	3,312 persons
	Other persons involved in audits	842 persons
	Other staff	1,884 persons
	Total	6,038 persons
Number of audit clients	3,967 companies
Capital	¥993 million
(as of December 31, 2017)

Agenda Item No. 5: Deciding compensation related to the performance-linked stock-based compensation system for executive directors

With the purpose to further enhance the motivation to contribute to the mid to long term corporate values and stock price rises in directors (excluding members of the Audit and Supervisory Committee and outside directors, hereinafter called “Executive Directors” ) by sharing the merits and risks of stock price fluctuations with our shareholders, the Company is planning to introduce a performance-linked stock-based compensation system (hereafter called “LTI”) which pays Executive Directors common shares and cash. During the 2016 Annual General Meeting of shareholders held on March 22, 2017, the amount of compensation for the Company’s directors (excluding those who are members of the Audit and Supervisor Committee) was approved at maximum 750 million yen per year (which includes the maximum of 50 million yen per year for outside directors). Upon comprehensively considering various matters such as the degree of contribution of Executive Directors to the Company, the Company hopes to set the total amount of monetary compensation receivables and cash to be paid to Executive Directors as compensation related to the LTI within the above compensation for our Company’s directors.
The payment of the compensation under the LTI will be decided by comprehensively taking into account matters such as degree of contribution by the Executive Directors to the Company, etc., which should be quite substantial.
Presently, there are five directors (four of whom are Executive Directors) other than the directors who are members of the Audit and Supervisory Committee, and this will remain the same even after Agenda Item No. 2 is approved.

Note
(1)	Outline of the LTI
The LTI will be based on achievement of numerical targets for Company performance as approved by the Company’s board of directors, (hereafter called “Targets”) for the term of three consecutive fiscal years (hereafter called the “Applicable Term”), and the initial term shall be from the fiscal year ending December 31, 2018 to the fiscal year ending December 31, 2020, and the Applicable Term for the years after the one ending December 31, 2018 onwards shall also be three consecutive years. Based on the LTI, the Company’s common shares and cash will be provided as compensation for each Applicable Term according to the achievement rate of the Targets for such Applicable Term.
Since the Company’s common shares and cash will be provided according to the achievement rate of the Targets, whether the common shares of the Company and cash will be provided and the number of shares and the amount of cash to be provided will not be determined at the time the LTI is introduced.

(2)	Structure of the LTI
(a)	Directors covered by the LTI are full-time directors responsible for execution of operations.
(b)
The threshold amount in accordance with the position of each director covered by the LTI, as well as such matters as the Targets (set based on ROE, sales, etc.), payment rates and calculation formulas that are required for specifically calculating the Company’s common shares and cash to be provided to each director covered by the LTI, will be decided within 3 months of the commencement of the Applicable Term, at the Company’s board of directors.

(c)
Once the Applicable Term ends, the number of common shares and cash to be provided to each director covered by the LTI will be determined based on certain variables corresponding to the achievement rate of the Targets during the Applicable Term.

(d)
The Company will provide monetary compensation receivables, the amounts of which are determined in accordance with the number of common shares to be provided to each director covered by the LTI as determined in the above (c), for each director covered by the LTI for the purpose of contributing them in kind, and such director covered by the LTI will receive the allotted common shares by contributing all the concerned monetary compensation receivables in kind. The paid-in amount for such common shares shall be based on the closing price of the Company’s common shares on the Tokyo Stock Exchange, Inc. on the business day before the date of the resolution of the Company’s board of directors on the issuance of shares or the disposal of treasury stock (if transaction is not completed on the same day, the closing price of the most recent trading day before that).

(e)
To secure the funds the directors covered by the LTI need for paying tax obligations in connection with the allotment of the abovementioned Company’s common shares, in addition to the monetary compensation receivables determined in accordance with the above (d), the Company will pay the amount of cash decided in accordance with the above (c).

(3)	Calculation methods to determine the number of Company’s common shares and cash amount to be provided to each director covered by the LTI
The Company will calculate the number of Company’s common shares and cash amount to be provided to each director covered by the LTI using the following formula.
(a)	Number of Company’s common shares provided to each director covered by the LTI
(Threshold amount (*1)÷Granted stock price (*2)) x Payment rate (*3) x 50%
Fractions less than 100 shares resulting from the calculation will be rounded up to 100 shares.
(b)	Cash paid to each director covered by the LTI
{(Threshold amount (*1)÷Granted stock price (*2)) x Payment rate (*3) - No. of the Company’s common shares to be provided} x Stock price at the time of issue (*4)
Fractions less than 1 yen resulting from the calculation will be rounded up to 1 yen.
*1	Threshold amount is decided for each director covered by the LTI based on his/her position.

*2
The Granted stock price is the average of closing stock prices of the Company’s common shares in Tokyo Stock Exchange, Inc. over the 1 month period preceding the AGM, counting from the day before the AGM.

*3
The Payment rate is calculated within the scope of 0% to 150% based on the method decided by the Company’s board of directors according to the achievement rates of the targets such as the ROE, sales, etc. during the Applicable Term.

*4
The stock prices at the time of issue shall be the closing price of the Company’s common shares on the Tokyo Stock Exchange, Inc. on the business day before the date of the resolution of the Company’s board of directors on issuance and disposal of the shares provided under the LTI (if transaction is not completed on the same day, the closing price of the most recent trading day before that).

The total amount of the above (2) (d) monetary compensation receivables and above (2) (e) cash shall be within the amount of compensation approved at the 2016 AGM held on March 22, 2017 (at maximum 750 million yen per year including the maximum of 50 million yen per year for outside directors) for the Company’s directors (excluding those who are members of the Audit and Supervisory Committee). The maximum total number of the Company’s common shares allotted to each director covered by the LTI according to (3) (a) shall be 50,000 shares. However, if the total number of shares issued by the Company increases/decreases after the date of resolution of this agenda item due to reverse share split, share split, allocation of shares without contribution etc., the total amount of the monetary compensation receivables and cash to be provided to the directors covered by the LTI and the number of the Company’s common shares provided to the directors covered by the LTI will be reasonably adjusted according to the percentage of such increase or decrease.

(4)	Conditions for providing the Company’s common shares to the directors covered by the LTI
Under the LTI, the Company’s common shares and cash will be provided to directors covered by the LTI if the following conditions are met after the Applicable Term ends.
(a)	Continuously served as a director or executive officer of the Company or any of its subsidiaries throughout the Applicable Term
(b)	No illegal acts, as defined by the Company’s board of directors, were conducted
(c)	Other conditions that are determined by the Company’s board of directors as necessary to achieve the objectives of the LTI are met

The Company’s common shares will be provided to the Directors covered by the LTI through the issuance of shares or the disposal of treasury stock. The directors who will receive these common shares and the subscription requirements for such issuance of the shares or disposal of treasury stock will be decided by the Company’s board of directors after the Applicable Term.

(5)	Treatment in the case of resignation
Should a director covered by the LTI lose his/her position as a director or executive officer of the Company or any of its subsidiaries during the Applicable Term only due to a certain reason which has been determined by the Company’s board of directors in advance, such director will be provided with the Company’s common shares and cash prorated based on a reasonable method prescribed by the Company’s board of directors for his/her term of office during the Applicable Term up to such resignation.

<Reference>
The Company is planning to introduce an equivalent performance-linked stock-based incentive compensation system as described in this agenda item for the executive officers of the Company and its subsidiaries, on the condition that this agenda item will be approved.

END